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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

SEC FILE NUMBER 0-15701 CUSIP NUMBER 638842

NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10-K          [   ]  Form 20-F          [   ]  Form 11-K          [   ]  Form 10-Q

[   ]  Form N-SAR

For Period Ended:	June 30, 2001

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full Name of Registrant:	Natural Alternatives International, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number) City, State and Zip Code	1185 Linda Vista Drive San Marcos, CA 92069

PART II. RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Natural Alternatives International, Inc. (“NAI”) is currently in negotiations with its principal lender to amend the financial covenants contained in its existing loan agreements. These negotiations have not been completed as of September 28, 2001. The results of these negotiations will determine the classification of NAI’s debt as either long-term or current. In view of this situation, NAI will require additional time to complete its negotiations so as to properly classify the debt on the financial statements to be included in NAI’s Annual Report on Form 10-K for the year ended June 30, 2001. Based on the current status of the negotiations with its principal lender, NAI expects to file its Annual Report on Form 10-K for the year ended June 30, 2001 on or before October 15, 2001.

PART IV. OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Randell Weaver (760) 744-7340

(Name)  (Area Code)  (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes     [   ]  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ]  Yes     [X]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Natural Alternatives International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2001	By:	/s/ RANDELL WEAVER

Randell Weaver, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by and other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

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Last update: 07/20/2000